UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1 )*

Liberty Global plc

(Name of Issuer)

LiLAC Class A Ordinary Shares

(Title of Class of Securities)

G5480U138

(CUSIP Number)

May 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. G5480U138	13G	PAGE 2 OF 5 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dodge & Cox 94-1441976
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California - U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,018,489
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,018,489
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,018,489
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.1%
12	TYPE OF REPORTING PERSON* IA

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Item 1(a)	Name of Issuer:

Liberty Global plc

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Griffin House, 161 Hammersmith Rd.

London, W6 8BS

United Kingdom

Item 2(a)	Name of Person Filing:

Dodge & Cox

Item 2(b)	Address of the Principal Office or, if none, Residence:

555 California Street, 40th Floor

San Francisco, CA 94104

Item 2(c)	Citizenship:

California - U.S.A.

Item 2(d)	Title of Class of Securities:

LiLAC Class A Ordinary Shares

Item 2(e)	CUSIP Number:

G5480U138

Item 3	If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(e) ☒	Investment Advisor registered under section 203 of the Investment Advisors Act of 1940

Item 4	Ownership:

(a)	Amount Beneficially Owned:

5,018,489

(b)	Percent of Class:

10.1%

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(c)	Number of shares as to which such person has:

(i)	sole power to vote or direct the vote: 5,018,489

(ii)	shared power to vote or direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 5,018,489

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

The clients of Dodge & Cox, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, Liberty Global plc.

Dodge & Cox International Stock Fund, an investment company registered under the Investment Company Act of 1940, has an interest of 3,917,037 shares, or 7.9%, of the class of securities reported herein.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of a Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2017

DODGE & COX

By:	/S/ THOMAS M. MISTELE
Name:	Thomas M. Mistele
Title:	Executive Vice President

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